UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6% CONVERTIBLE SUBORDINATED NOTES DUE 2007

(Title of Class of Securities)

928241 AA6

928241 AC2

(CUSIP Number of Class of Securities)

Thomas F. Doyle

Vice President and General Counsel

405 Eagleview Boulevard

Exton, Pennsylvania 19341

(610) 458-7300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Jeffrey P. Libson, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7800	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$99,122,500	$12,558.83

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of April 27, 2004 of the maximum amount of 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.
(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed March 22, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,558.83

Form or Registration No.: Form S-4 (File No. 333-113790)

Filing Party: ViroPharma Incorporated

Date Filed: March 22, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

This Tender Offer Statement on Schedule TO is being filed by ViroPharma Incorporated (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) for 6% Convertible Senior Plus Cash NotesSM due June 1, 2009 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

The information set forth in the Prospectus under the caption “Summary – The Exchange Offer; Terms of the exchange offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and address. ViroPharma Incorporated, a Delaware corporation, is the subject company. The address and telephone number of its principal executive office are 405 Eagleview Boulevard, Exton, Pennsylvania 19341 (610) 458-7300.

(b)	Securities. $127,900,000 of 6% Convertible Subordinated Notes due 2007.

(c)	Trading market and price. There is no established trading market for the securities.

Item 3. Identity and Background of Filing Person.

(a) Name and address. The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o ViroPharma Incorporated, 405 Eagleview Boulevard, Exton, Pennsylvania 19341 (610) 458-7300.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:

Name	Position

Michel de Rosen	Chairman of the Board and Chief Executive Officer

Frank Baldino, Jr., Ph.D.	Director

Paul A. Brooke	Director

William Claypool, M.D.	Director

Michael R. Dougherty	Director

Robert J. Glaser	Director

Vincent J. Milano	Vice President, Chief Financial Officer and Treasurer

Thomas F. Doyle	Vice President, General Counsel and Secretary

Item 4. Terms of the Transaction.

(a)	Material terms.

(1)	Tender offers.

(i)-(ii) The information set forth on the cover of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Terms of the Exchange Offer; Period for Tendering Existing Notes” is incorporated herein by reference.

(iii) The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Expiration Date” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Prospectus under the caption “The Exchange Offer – Extensions; Amendments” is incorporated herein by reference.

(vi) The information set forth in the Prospectus under the caption “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(vii) The information set forth in the Prospectus under the captions “The Exchange Offer – Procedures for Tendering Existing Notes,” “The Exchange Offer – Acceptance of Existing Notes for Exchange; Delivery of Plus Cash Notes,” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

(viii) The information set forth in the Prospectus under the caption “The Exchange Offer – Acceptance of Existing Notes for Exchange; Delivery of Plus Cash Notes” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Prospectus under the caption “Summary – Comparison of Plus Cash Notes and Existing Notes” is incorporated herein by reference.

(xi) The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(xii) The information set forth in the Prospectus under the caption “United States Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or similar transactions.

Not applicable.

(b) Purchases. No officer, director or affiliate of the Company owns any Existing Notes and, therefore, will not tender any Existing Notes in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The Company sponsors certain equity-based compensation plans, including stock option, stock purchase, and restricted stock plans, and is party to stock option agreements with certain of its employees. These plans and agreements provide for the grant of options to purchase shares of the Company’s common stock, among other things. For further information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the amendment thereto and the sections in the Company’s 2004 Annual Meeting Proxy Statement captioned “Compensation of Directors,” “Executive Compensation,” and “Equity Compensation Plans.”

In connection with the collaboration and license agreement with the Company, Wyeth is required to purchase predetermined dollar amounts of additional shares of the Company’s common stock at a market value premium at the time of completion of certain product development stages.

The information set forth in the Prospectus under the caption “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus under the caption “Summary – Questions and Answers About the Exchange Offer and New Money Offering” is incorporated herein by reference.

(b) Use of the securities acquired. The Existing Notes acquired in the transaction will be retired.

(c) Plans.

(1)	The information set forth in the Prospectus under the caption “Use of Proceeds” is incorporated herein by reference.

(2)	None.

(3)	The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	The information set forth in the Prospectus under the caption “Risk Factors – Risks Related to ViroPharma” is incorporated herein by reference.

(7)	None.

(8)	None.

(9)	The information set forth in the Prospectus under the heading “New Money Offering of Additional Plus Cash Notes” is incorporated herein by reference.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of funds. The consideration to be used in the Exchange Offer consists of Plus Cash Notes. If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $99,122,500 of Plus Cash Notes will be issued. The information set forth in the Prospectus under the caption “The Exchange Offer – Fees and Expenses” is incorporated herein by reference. The Company expects to pay fees and expenses in connection with the Exchange Offer with available cash.

(b)	Conditions. Not applicable.

(d)	Borrowed funds. (1) – (2) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities ownership. None.

(b)	Securities transactions. Based on the Company’s records and on information provided to the Company by its respective directors or executive officers, associates and subsidiaries, none of the Company or any of its associates or subsidiaries or persons controlling the Company, and, to the best of the Company’s knowledge, none of the directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Existing Notes during the past 60 days.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. The information set forth in the Prospectus under the captions “The Exchange Offer – Fees and Expenses” and “Plan of Distribution” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial information.

The following financial statements and information is incorporated by reference:

(1)	The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed on March 22, 2004.

(2)	Not applicable.

(3)	The information set forth in the Prospectus under the captions “Selected Consolidated Financial Data” and “Price Range of Common Stock;” and exhibit 12.1 to the Prospectus “Statement Regarding Computation of Ratio of Earnings to Fixed Charges”.

(4)	Not applicable.

(b) Pro forma. The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	None other than as previously disclosed.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other material information. The information set forth in the Prospectus and the Letter of Transmittal (Exhibits (a)(1) and (a)(3) respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

(a) (1)	Preliminary Prospectus, dated April 28, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(2)	Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(3)	Form of Letter of Transmittal.*

(4)	Form of Notice of Guaranteed Delivery.*

(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(6)	Form of Letter to Clients.*

(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)	Press Release issued March 19, 2004.

(9)	Press Release issued April 28, 2004.

(b)	Not applicable.

(d) (1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(6)	Amended to Stock Purchase Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2003).

(g)	See Exhibit (a)(1) above.

1.	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. File No. 333-113790) as amended and incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VIROPHARMA INCORPORATED

/S/ VINCENT J. MILANO Name: Vincent J. Milano Title: Vice President, Chief Financial Officer and Treasurer

Date: April 28, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Preliminary Prospectus, dated April 28, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(a)(2)	Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(a)(3)	Form of Letter of Transmittal.*

(a)(4)	Form of Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Press Release issued March 19, 2004.

(a)(9)	Press Release issued April 28, 2004.

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(g)	See Exhibit (a)(1) above.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended and incorporated herein by reference.